________________________________________________________________________________


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                   FORM 11-K


                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934
                  For the fiscal year ended December 31, 1998


                       Commission File Number  33-43105



                                 Title of Plan
                      THE BON-TON DEPARTMENT STORES, INC.
                   Profit Sharing / Retirement Savings Plan



              Issuer of the securities held pursuant to the Plan
                           THE BON-TON STORES, INC.
                            2801 East Market Street
                           York, Pennsylvania 17402
                                (717) 757-7660

                               ________________



________________________________________________________________________________

            THE BON-TON DEPARTMENT STORES, INC.
            PROFIT SHARING/RETIREMENT SAVINGS PLAN

            FINANCIAL STATEMENTS
            AS OF DECEMBER 31, 1998 AND 1997
            TOGETHER WITH AUDITORS' REPORT

                      THE BON-TON DEPARTMENT STORES, INC.
                      -----------------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------


                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1998 AND 1997
                          --------------------------

                                                                                 Page
                                                                                 ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                           1

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AS OF DECEMBER 31, 1998                                                  2

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN
 BENEFITS AS OF DECEMBER 31, 1997                                                  3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1998                            4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1997                            5

NOTES TO FINANCIAL STATEMENTS                                                      7

SCHEDULE I - Item 27(a)--SCHEDULE OF ASSETS HELD FOR
 INVESTMENT PURPOSES AS OF DECEMBER 31, 1998                                      12

SCHEDULE II - Item 27(d)--SCHEDULE OF REPORTABLE
 TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1998                                13

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of
The Bon-Ton Department Stores, Inc.
Profit Sharing/Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Bon-Ton Department Stores, Inc. Profit Sharing/Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the index to financial statements, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Lancaster,  Pa.,
 June 15, 1999

                      THE BON-TON DEPARTMENT STORES, INC.
                      -----------------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                               DECEMBER 31, 1998
                               -----------------

                                                                                                                      Scudder
                                                                    Black       Invesco      Invesco                   Growth
                                                      Bon-Ton     Rock Core     Dynamic    Total Return    Janus     and Income
                                          Total      Stock Fund   Bond Fund       Fund         Fund        Fund         Fund
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
ASSETS:

 Cash                                  $    18,235  $    18,235  $        --  $        --  $        --  $        --  $        --
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Contributions receivable -
  Employer and employee/participant      2,106,678      122,006      110,060       86,717      394,138        2,513      568,392
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Interest and dividend receivables          12,146           --       12,146           --           --           --           --
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Investments, at fair value:
  Bon-Ton Common Stock                   1,517,594    1,517,594           --           --           --           --           --
  Black Rock Core Bond Fund              2,607,826           --    2,607,826           --           --           --           --
  Invesco Dynamic Fund                   2,307,537           --           --    2,307,537           --           --           --
  Invesco Total Return Fund              9,182,587           --           --           --    9,182,587           --           --
  Janus Fund                             4,045,956           --           --           --           --    4,045,956           --
  Scudder Growth & Income Fund          12,946,865           --           --           --           --           --   12,946,865
  PNC Investment Contract Fund          13,721,536           --           --           --           --           --           --
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
         Total investments              46,329,901    1,517,594    2,607,826    2,307,537    9,182,587    4,045,956   12,946,865
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS $48,466,960  $ 1,657,835  $ 2,730,032  $ 2,394,254  $ 9,576,725  $ 4,048,469  $13,515,257
                                       ===========  ===========  ===========  ===========  ===========  ===========  ===========


                                           PNC                       American
                                       Investment   Janus Growth     Century
                                        Contract        and       International
                                          Fund      Income Fund        Fund
                                       -----------  ------------  -------------
ASSETS:
 Cash                                  $        --  $         --  $          --
                                       -----------  ------------  -------------
 Contributions receivable -
  Employer and employee/participant        638,032       183,771          1,049
                                       -----------  ------------  -------------
 Interest and dividend receivables              --            --             --
                                       -----------  ------------  -------------
Investments, at fair value:
  Bon-Ton Common Stock                          --            --             --
  Black Rock Core Bond Fund                     --            --             --
  Invesco Dynamic Fund                          --            --             --
  Invesco Total Return Fund                     --            --             --
  Janus Fund                                    --            --             --
  Scudder Growth & Income Fund                  --            --             --
  PNC Investment Contract Fund          13,721,536            --             --
                                       -----------  ------------  -------------
         Total investments              13,721,536            --             --
                                       -----------  ------------  -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS $14,359,568  $    183,771   $      1,049
                                       ===========  ============  =============

   The accompanying notes are an integral part of this financial statement.

                      THE BON-TON DEPARTMENT STORES, INC.
                      -----------------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                               DECEMBER 31, 1997
                               -----------------

                                                                                                             Scudder       PNC
                                                              Black      Invesco     Invesco                 Growth    Investment
                                                 Bon-Ton    Rock Core    Dynamic   Total Return   Janus    and Income   Contract
                                      Total     Stock Fund  Bond Fund      Fund        Fund       Fund        Fund        Fund
                                   ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
ASSETS:
 Cash                              $    15,959 $    15,959 $        -- $        -- $        -- $        -- $        -- $        --
                                   ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
 Contributions receivable -
  Employer and employee/participant  1,967,071     130,525     129,939      40,120     369,787      87,327     625,526     583,847
                                   ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
 Interest and dividend receivables     155,448          --      10,250     145,198          --          --          --          --
                                   ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
 Investments, at fair value:
  Bon-Ton Common Stock               3,004,079   3,004,079          --          --          --          --          --          --
  Black Rock Core Bond Fund          2,001,854          --   2,001,854          --          --          --          --          --
  Invesco Dynamic Fund               1,042,962          --          --   1,042,962          --          --          --          --
  Invesco Total Return Fund          7,360,413          --          --          --   7,360,413          --          --          --
  Janus Fund                         2,582,832          --          --          --          --   2,582,832          --          --
  Scudder Growth & Income Fund      11,849,119          --          --          --          --          --  11,849,119          --
  PNC Investment Contract Fund      14,803,854          --          --          --          --          --          --  14,803,854
                                   ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
         Total investments          42,645,113   3,004,079   2,001,854   1,042,962   7,360,413   2,582,832  11,849,119  14,803,854
                                   ----------- ----------- ----------- ----------- ----------- ----------- ----------- -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS                          $44,783,591 $ 3,150,563 $ 2,142,043 $ 1,228,280 $ 7,730,200 $ 2,670,159 $12,474,645 $15,387,701
                                   =========== =========== =========== =========== =========== =========== =========== ===========

   The accompanying notes are an integral part of this financial statement.

                      THE BON-TON DEPARTMENT STORES, INC.
                      -----------------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------


                                                                                                                        Scudder
                                                                     Black     Invesco     Invesco                      Growth
                                                      Bon-Ton     Rock Core    Dynamic      Total         Janus       and Income
                                           Total    Stock Fund    Bond Fund      Fund      Return Fund     Fund          Fund
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
ADDITIONS TO NET ASSETS:
CONTRIBUTIONS-
  Employer                             $ 2,019,870  $   117,594  $   105,347  $    83,145  $   374,599  $       --   $   539,954
  Employee/participant                   3,604,202      244,425      206,220      129,965      805,206      233,407    1,186,880
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
         Total contributions             5,624,072      362,019      311,567      213,110    1,179,805      233,407    1,726,834
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 INVESTMENT INCOME-
  Unrealized appreciation
   (depreciation) in fair market
    value                                  465,198   (1,093,054)     (12,198)     119,934      511,363      886,962     (685,003)
  Dividends and interest                 2,144,293        1,544      175,985      173,971      453,596      104,893    1,234,304
  Realized gains (losses)                  (76,617)    (363,436)       5,763       26,117       58,566       57,130       25,635
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
         Total investment income         2,532,874   (1,454,946)     169,550      320,022    1,023,525    1,048,985      574,936
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
         Total additions                 8,156,946   (1,092,927)     481,117      533,132    2,203,330    1,282,392    2,301,770
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
DEDUCTIONS FROM NET ASSETS:
 Benefit payments and withdrawals        4,300,488      308,499      179,255       93,567      703,942      262,486    1,420,801
 Administrative expenses                   173,089        7,859        4,340        3,078       16,018        5,524       24,021
 Interfund transfers - net                      --       83,443     (290,467)    (729,487)    (363,155)    (363,928)    (183,664)
                                       -----------  -----------  ----------   -----------  -----------  -----------  -----------
         Total deductions                4,473,577      399,801     (106,872)    (632,842)     356,805      (95,918)   1,261,158
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------

INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR PLAN BENEFITS             3,683,369   (1,492,728)     587,989    1,165,974    1,846,525    1,378,310    1,040,612

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS:
  Beginning of year                     44,783,591    3,150,563    2,142,043    1,228,280    7,730,200    2,670,159   12,474,645
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
  End of year                          $48,466,960  $ 1,657,835  $ 2,730,032  $ 2,394,254  $ 9,576,725  $ 4,048,469  $13,515,257
                                       ===========  ===========  ===========  ===========  ===========  ===========  ===========


                                           PNC                     American
                                        Investment     Janus       Century
                                         Contract    Growth and  International
                                           Fund     Income Fund     Fund
                                       -----------  -----------  -----------
ADDITIONS TO NET ASSETS:
CONTRIBUTIONS-
  Employer                             $   618,964  $   179,267  $     1,000
  Employee/participant                     793,546        4,504           49
                                       -----------  -----------  -----------
         Total contributions             1,412,510      183,771        1,049
                                       -----------  -----------  -----------
 INVESTMENT INCOME-
  Unrealized appreciation
   (depreciation) in fair market
    value                                  737,194           --           --
  Dividends and interest                        --           --           --
  Realized gains (losses)                  113,608           --           --
                                       -----------  -----------  -----------
         Total investment income           850,802           --           --
                                       -----------  -----------  -----------
         Total additions                 2,263,312      183,771        1,049
                                       -----------  -----------  -----------
DEDUCTIONS FROM NET ASSETS:
 Benefit payments and withdrawals        1,331,938           --           --
 Administrative expenses                   112,249           --           --
 Interfund transfers - net               1,847,258           --           --
                                       -----------  -----------  -----------
         Total deductions                3,291,445           --           --
                                       -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR PLAN BENEFITS            (1,028,133)     183,771        1,049

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS:
  Beginning of year                     15,387,701           --           --
                                       -----------  -----------  -----------
  End of year                          $14,359,568  $   183,771  $     1,049
                                       ===========  ===========  ===========

   The accompanying notes are an integral part of this financial statement.

                      THE BON-TON DEPARTMENT STORES, INC.
                      ----------------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------

                                                                       PNC as Trustee
                                       -----------------------------------------------------------------------------------------

                                                                     Black     Invesco     Invesco                     Scudder
                                                      Bon-Ton     Rock Core    Dynamic      Total         Janus      Growth and
                                           Total    Stock Fund    Bond Fund      Fund      Return Fund     Fund      Income Fund
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
ADDITIONS TO NET ASSETS:
 CONTRIBUTIONS-
  Employer                             $ 1,859,077  $   124,217  $   122,619  $    37,658  $   347,003  $    81,766  $   587,370
  Employee/participant                   3,169,875      220,506      270,551       35,442      737,824       75,983    1,108,719
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
         Total contributions             5,028,952      344,723      393,170       73,100    1,084,827      157,749    1,696,089
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
 INVESTMENT INCOME-
  Unrealized appreciation
  (depreciation) in fair market value    3,293,288    1,585,615        9,631      (81,628)     822,437     (353,993)     837,560
  Dividends and interest                 2,087,540          960      146,733      145,198      333,284      428,882    1,026,137
  Realized gains                         2,189,703      168,912        8,982        2,678      207,758        1,985      204,741
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
         Total investment income         7,570,531    1,755,487      165,346       66,248    1,363,479       76,874    2,068,438
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
         Total additions                12,599,483    2,100,210      558,516      139,348    2,448,306      234,623    3,764,527
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
DEDUCTIONS FROM NET ASSETS:
 Benefit payments and withdrawals        4,669,337      148,900      228,545       21,179      814,540       12,679      811,621
 Administrative expenses                   127,197        5,055        2,138          951        7,360        2,174       11,722
 Interfund transfers - net                      --     (108,515)         940   (1,111,062)    (951,310)  (2,450,389)  (4,113,266)
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
         Total deductions                4,796,534       45,440      231,623   (1,088,932)    (129,410)  (2,435,536)  (3,289,923)
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
TRANSFER OF ASSETS FROM MELLON                  --           --    1,815,150           --    5,152,484           --    5,420,195
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR PLAN BENEFITS             7,802,949    2,054,770    2,142,043    1,228,280    7,730,200    2,670,159   12,474,645

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS:
  Beginning of year                     36,980,642    1,095,793           --           --           --           --           --
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
  End of year                          $44,783,591  $ 3,150,563  $ 2,142,043  $ 1,228,280  $ 7,730,200  $ 2,670,159  $12,474,645
                                       ===========  ===========  ===========  ===========  ===========  ===========  ===========


                                           PNC          PNC
                                        Investment  Conservative
                                         Contract     Profile
                                           Fund        Fund
                                       -----------  ------------
ADDITIONS TO NET ASSETS:
 CONTRIBUTIONS-
  Employer                             $   558,444  $         --
  Employee/participant                     720,850            --
                                       -----------  ------------
         Total contributions             1,279,294            --
                                       -----------  ------------
 INVESTMENT INCOME-
  Unrealized appreciation
  (depreciation) in fair market value      473,666            --
  Dividends and interest                     1,018         5,328
  Realized gains                           152,670     1,441,977
                                       -----------  ------------
         Total investment income           627,354     1,447,305
                                       -----------  ------------
         Total additions                 1,906,648     1,447,305
                                       -----------  ------------
DEDUCTIONS FROM NET ASSETS:
 Benefit payments and withdrawals        1,706,156       925,717
 Administrative expenses                    48,368        12,469
 Interfund transfers - net              (7,751,708)   16,485,310
                                       -----------  ------------
         Total deductions               (5,997,184)   17,423,496
                                       -----------  ------------
TRANSFER OF ASSETS FROM MELLON           7,483,869    15,976,191
                                       -----------  ------------

INCREASE (DECREASE) IN NET ASSETS
 AVAILABLE FOR PLAN BENEFITS            15,387,701            --

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS:
  Beginning of year                             --            --
                                       -----------  ------------
  End of year                          $15,387,701  $         --
                                       ===========  ============

                                                    (Continued)

The accompanying notes are an integral part of this financial statement.

                      THE BON-TON DEPARTMENT STORES, INC.
                      ----------------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------

        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
        --------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1997
                     ------------------------------------

                                  (CONTINUED)
                                  -----------

                                                                            Mellon Bank as Trustee
                                               -----------------------------------------------------------------------------------

                                                  Stable       Balanced    Stock Index                     Main          Option
                                               Income Fund       Fund          Fund       Bond Fund        Fund           Fund
                                               ------------  ------------  ------------  ------------  -------------  ------------
ADDITIONS TO NET ASSETS:
 CONTRIBUTIONS-
  Employer                                     $         --  $         --  $         --  $         --  $          --  $         --
  Employee/participant                                   --            --            --            --             --            --
                                               ------------  ------------  ------------  ------------  -------------  ------------
         Total contributions                             --            --            --            --             --            --
                                               ------------  ------------  ------------  ------------  -------------  ------------

 INVESTMENT INCOME-
  Unrealized appreciation
   (depreciation) in fair market value                   --            --            --            --             --            --
  Dividends and interest                                 --            --            --            --             --            --
  Realized gains                                         --            --            --            --             --            --
                                               ------------  ------------  ------------  ------------  -------------  ------------
         Total investment income                         --            --            --            --             --            --
                                               ------------  ------------  ------------  ------------  -------------  ------------
         Total additions                                 --            --            --            --             --            --
                                               ------------  ------------  ------------  ------------  -------------  ------------
DEDUCTIONS FROM NET ASSETS-
 Benefit payments and withdrawals                        --            --            --            --             --            --
 Administrative expenses                             36,960            --            --            --             --            --
 Interfund transfers - net                               --            --            --            --             --            --
                                               ------------  ------------  ------------  ------------  -------------  ------------
         Total deductions                            36,960            --            --            --             --            --
                                               ------------  ------------  ------------  ------------  -------------  ------------
TRANSFER OF ASSETS FROM MELLON                   (5,430,040)   (5,152,484)   (5,420,195)   (1,815,150)   (15,976,191)   (2,053,829)
                                               ------------  ------------  ------------  ------------  -------------  ------------


INCREASE (DECREASE) IN NET ASSETS AVAILABLE
 FOR PLAN BENEFITS                               (5,467,000)   (5,152,484)   (5,420,195)   (1,815,150)   (15,976,191)   (2,053,829)


NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                               5,467,000     5,152,484     5,420,195     1,815,150     15,976,191     2,053,829
                                               ------------  ------------  ------------  ------------  -------------  ------------
  End of year                                  $         --  $         --  $         --  $         --  $          --  $         --
                                               ============  ============  ============  ============  =============  ============

    The accompanying notes are an integral part of this financial statement.

                      THE BON-TON DEPARTMENT STORES, INC.
                      -----------------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1998 AND 1997
                          --------------------------


1.   DESCRIPTION OF PLAN
     -------------------

The following description of The Bon-Ton Department Stores, Inc. Profit Sharing/Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering substantially all employees of The Bon-Ton Department Stores, Inc. (the "Company") who have completed one year of service, worked 1,000 hours and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employee Contributions
----------------------

Eligible employees may elect to make basic contributions from 1% to 15% of their compensation. The Plan has additional limitations on pre-tax contributions for highly compensated participants. For the Plan years 1998 and 1997, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $80,000.

Employer Contributions
----------------------

The Plan's profit sharing contributions are made at the Company's discretion out of the annual current earnings of the Company subsequent to the close of the Company's fiscal year. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the Internal Revenue Code (IRC). Profit sharing contributions are allocated to each participant's account based upon the investment elections chosen by them. These contributions are allocated following the last day of the Plan year in the ratio which the participant's compensation for the Plan year plus the participant's compensation in excess of 40% of the Social Security Wage Base for the Plan year bears to the total compensation for the Plan year plus the total compensation in excess of 40% of the Social Security Wage Base for the Plan year of all eligible participants. The maximum amount which may be allocated to any member is 4.3% of the sum of the participant's compensation for the Plan year plus the participant's compensation over 40% of the Social Security Wage base for the Plan year.

Matching employer contributions are at the discretion of the Board of Directors and cannot exceed 5% of the participant's compensation. These contributions are allocated to the respective investments based upon the allocations chosen by the participant. During 1998 and 1997, the Company's matching contributions were 20% of the employees' pre-tax contributions.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocation of: (a) the employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Profit Sharing forfeitures are allocated on the same basis as profit sharing contributions, and retirement savings plan forfeitures are allocated on the same basis as retirement savings plan contributions.

Investments
-----------

Investment of the participants' and the Company's contributions, matching and profit sharing, are allocated at the discretion of the participant. Effective January 1999, the Janus Fund was discontinued as an investment option.

Vesting
-------

Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. Participants' interest in profit sharing contributions are fully vested after five years of service.

Benefit Payments
----------------

Participants may make withdrawals from their employee pre-tax contribution accounts at any time after age 59-1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). In the event of death or disability of a participant before termination of employment, 100% of a participant's account is distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

Benefits due to retired and terminated participants, which are included in the statement of net assets available for plan benefits at December 31, 1998 and 1997, amounted to $1,169,386 and $798,353, respectively.

Plan Termination
----------------

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan are reflected on the accrual basis of accounting.

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investments
-----------

Participants have the option to invest their contributions and employer contributions in any of the following nine funds: PNC Investment Contract Fund, Black Rock Core Bond Fund, Janus Fund, Scudder Growth and Income Fund, Invesco Total Return Fund, Invesco Dynamic Fund, Bon-Ton Stock Fund, Janus Growth and Income Fund, and American Century International Fund. Effective January 1999, the Janus Fund was discontinued as an investment option.

All investments are presented at fair market value. As of December 31, 1998, the Black Rock Core Bond Fund, Invesco Total Return Fund, Janus Fund, Scudder Growth & Income Fund and the PNC Investment Contract Fund were greater than 5% of net assets. The following investments as of December 31, 1997 were greater than 5% of net assets: Bon-Ton Stock Fund, Invesco Total Return Fund, Janus Fund, Scudder Growth and Income Fund, and PNC Investment Contract Fund.

Realized Gains (Losses) and Unrealized Appreciation (Depreciation) in Fair
--------------------------------------------------------------------------
Market Value
------------

The computations of both realized gains and losses and the unrealized appreciation and depreciation in fair market value are based on the difference between the fair market values of the investments at the beginning of the year and the fair market values on the sales dates or the end of the year, as applicable.

Administrative Expenses
-----------------------

Under terms of the Plan agreement, all expenses are paid by the Plan unless paid directly by the Company.

3.   TRUSTEES
     --------

Effective January 1, 1997, PNC Bank, N.A. became the trustee for the Plan. During the conversion process, the Plan transferred participant balances from its former trustee, Mellon Bank, N.A., into comparable funds at PNC Bank, N.A.

4.   RELATED PARTY TRANSACTIONS
     --------------------------

Certain Plan investments are shares of investments managed by PNC Bank, N.A. PNC Bank, N.A. is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest dealings. Fees paid by the Plan for recordkeeper services and investment management services amounted to $103,409 and $69,680, respectively, for the year ended December 31, 1998.

5.   FEDERAL INCOME TAXES
     --------------------

The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 1996, that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan's management believes that subsequent amendments have not affected the Plan's qualification and that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     ---------------------------------------------------

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500:

                                                                                December 31
                                                                   - - - - - - - - - - - - - - - - - - -
                                                                          1998                1997
                                                                   ------------------  ------------------
     Net assets available for plan benefits on the financial
      statements                                                   $       48,466,960  $       44,783,591

     Amounts allocated to withdrawing participants                         (1,169,386)           (798,353)
                                                                   ------------------  ------------------
     Net assets available for plan benefits on the Form 5500       $       47,297,574  $       43,985,238
                                                                   ==================  ==================

The following is a reconciliation of benefits paid to participants on the financial statements to the Form 5500:

                                                                               Year ended
                                                                           December 31, 1998
                                                                           ------------------
     Benefits paid to participants on the financial statements                 $4,300,488

     Add:  Amounts allocated to withdrawing participants at
      December 31, 1998                                                         1,169,386


     Less:  Amounts allocated to withdrawing participants at
      December 31, 1997                                                          (798,353)
                                                                               ----------
          Benefits paid to participants on the Form 5500                       $4,671,521
                                                                               ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                                      SCHEDULE I

                                EIN 23-1269309
                                --------------
                                   Plan 003
                                   --------


                      THE BON-TON DEPARTMENT STORES, INC.
                      -----------------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------


          Item 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          -----------------------------------------------------------

                            AS OF DECEMBER 31, 1998
                            -----------------------

                                                   Number of
          Description of Investment                 Shares            Cost              Market
          -------------------------               -----------     ------------       ------------
The Bon-Ton Department Stores, Inc. Common
 Stock                                               199,029      $  1,822,394       $  1,517,594
Black Rock Core Bond Fund                            266,377         2,580,524          2,607,826
Invesco Dynamic Fund                                 146,047         2,231,536          2,307,537
Invesco Total Return Fund                            292,812         8,073,867          9,182,587
Janus Fund                                           120,236         3,436,917          4,045,956
Scudder Growth & Income Fund                         492,089        13,080,488         12,946,865
PNC Investment Contract Fund*                      6,896,630        12,641,070         13,721,536
                                                                  ------------       ------------
                                                                  $ 43,866,796       $ 46,329,901
                                                                  ============       ============


*Represents a party-in-interest transaction.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                                EIN 23-1269309
                                --------------
                                   Plan 003
                                   --------

                      THE BON-TON DEPARTMENT STORES, INC.
                      -----------------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------

                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
                -----------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1998
                     ------------------------------------

                                               Number of    Purchase    Number of    Selling       Cost of
                 Description                   Purchases   Price (1)      Sales     Price (1)    Items Sold   Net Gain
---------------------------------------------  ---------  ------------  ---------  ------------  -----------  ---------
Series of Transactions in Excess of 5%
--------------------------------------
PNC Investment Contract Fund*                     123      $2,284,318      194      $4,217,415    $4,031,761   $185,653
Invesco Total Return Fund                         164       2,627,846      151       1,375,600     1,243,662    131,938
Scudder Growth and Income Fund                    153       4,342,411      146       2,585,298     2,528,833     56,465

(1) The purchase prices and selling prices of the above transactions represent the current value of the assets on the transaction date.


*Represents party-in-interest transactions.

         The accompanying notes are an integral part of this schedule.

                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   The Bon-Ton Department Stores, Inc.
                                   Profit Sharing/Retirement Savings Plan



Date: June 30, 1999                By: /s/ Michael L. Gleim
                                       ------------------------------------
                                       Michael L. Gleim
                                       Plan Administrator